UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.
(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5051

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company
33 Riverside Avenue
5th Floor
Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by China Ceramics Co., Ltd. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

 CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(RMB in thousands, except EPS and share data)

		Six months ended June 30,
	Notes	2010 RMB’000	2009 RMB’000
			(Restated)
Revenue		501,413	380,247
Cost of sales		(347,299)	(273,900)
Gross profit		154,114	106,347
Other income		272	1,271
Selling and distribution expenses		(2,994)	(3,174)
Administrative expenses		(11,758)	(4,832)
Finance costs		(2,974)	(417)
Profit before taxation		136,660	99,195
Income tax expense		(34,949)	(24,980)
Profit attributable to shareholders		101,711	74,215
Other comprehensive income
Exchange loss on translation of financial statements of foreign operations		(7)	—
Total comprehensive income for the period		101,704	74,215
Earnings per share for profit attributable to shareholders during the period
- Basic (RMB)	8	10.01	12.92
- Diluted (RMB)	8	10.01	12.92

The annexed notes form an integral part of and should be read in conjunction with these Condensed Consolidated Interim Financial Statements

 CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(RMB in thousands)

	Notes	Unaudited June 30, 2010 RMB’000	Audited December 31, 2009 RMB’000
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	5	362,813	64,184
Land use rights		32,271	165
Goodwill	9	3,735	—
		398,819	64,349
Current assets
Inventories	6	152,849	114,658
Trade receivables		338,120	270,840
Other receivables		1,744	149,268
Cash and bank balances		67,986	150,121
		560,699	684,887
Current liabilities
Trade payables		169,770	126,251
Accrued liabilities and other payables		63,439	74,749
Interest-bearing bank borrowings		69,700	26,500
Income tax payable		20,472	16,639
		323,381	244,139
Net current assets		237,318	440,748
Non-current liabilities
Long-term bank borrowings		35,000	—
Deferred tax liabilities		1,139	—
Net assets		599,998	505,097
EQUITY
Share capital	7	70	61
Reserves		599,928	505,036
Total shareholder’s equity		599,998	505,097

The annexed notes form an integral part of and should be read in conjunction with these Condensed Consolidated Interim Financial Statements

 CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(RMB in thousands)

	Share capital RMB’000	Share premium RMB’000	Reverse Recapitalization reserve RMB’000	Merger reserve RMB’000	Share-based payment reserve RMB’000	Statutory reserve RMB’000	Retained earnings RMB’000	Currency translation reserve RMB’000	Total equity RMB’000
	(Note 7)	(Note 7)
Balance at January 1, 2010	61	507,888	(507,235)	58,989	98,300	39,732	307,600	(238)	505,097
Issuance of new shares	9	(9)	—	—	—	—	—	—	—
Purchase of warrants	—	(6,803)	—	—	—	—	—	—	(6,803)
Transactions with owners	9	(6,812)	—	—	—	—	—	—	(6,803)
Net profit for the period	—	—	—	—	—	—	101,711	—	101,711
Other comprehensive income
- Exchange loss on translation of financial statements of foreign operations	—	—	—	—	—	—	—	(7)	(7)
Total comprehensive income for the period	—	—	—	—	—	—	101,711	(7)	101,704
Balance at June 30, 2010	70	501,076	(507,235)	58,989	98,300	39,732	409,311	(245)	599,998
Balance at January 1, 2009	0*	—	—	58,980	—	29,490	164,981	—	253,451
Arising from reorganisation	0*	—	—	9	—	—	—	—	9
Transactions with owners	0*	—	—	9	—	—	—	—	9
Net profit for the period	—	—	—	—	—	—	74,215	—	74,215
Total comprehensive income for the period	—	—	—	—	—	—	74,215	—	74,215
Balance at June 30, 2009	0*	—	—	58,989	—	29,490	239,196	—	327,675

*	Amount less than RMB 1,000

The annexed notes form an integral part of and should be read in conjunction with these Condensed Consolidated Interim Financial Statements

 CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(RMB in thousands)

		Six months ended June 30,
	Notes	2010 RMB’000	2009 RMB’000
Cash flows from operating activities
Profit before taxation		136,660	99,195
Adjustments for
Amortization of land use rights		333	2
Depreciation of property, plant and equipment	5	13,485	7,906
Gain on disposal of property, plant and equipment		(138)	—
Finance costs		2,974	417
Interest income		(231)	(134)
Operating profit before working capital changes		153,083	107,386
(Increase)/decrease in inventories		(26,717)	23,716
Increase in trade receivables		(67,280)	(55,816)
(Increase)/decrease in other receivables and prepayments		2,540	(900)
Increase in trade payables		31,967	1,959
Decrease in accrued liabilities and other payables		(12,412)	(18,044)
Cash generated from operations		81,181	58,301
Interest paid		(2,974)	(417)
Income tax paid		(31,133)	(15,744)
Net cash generated from operating activities		47,074	42,140
Cash flows from investing activities
Proceed from disposal of property, plant and equipment		1,774	—
Acquisition of property, plant and equipment	5	(106,293)	(377)
Interest received		231	134
Acquisition of subsidiary, net of cash acquired	9	(36,311)	—
Net cash used in investing activities		(140,599)	(243)

The annexed notes form an integral part of and should be read in conjunction with these Condensed Consolidated Interim Financial Statements

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(RMB in thousands)

		Six months ended June 30,
	Notes	2010 RMB’000	2009 RMB’000
Cash flows from financing activities
Bank borrowings obtained		36,900	34,500
Repayment of short-term loans		(18,700)	(12,300)
Purchase of warrants	7	(6,803)	—
Dividend paid		—	(22,456)
Net cash provided by/(used) in financing activities		11,397	(256)
Net increase (decrease) in cash and cash equivalents		(82,128)	41,641
Cash and cash equivalents, beginning of period		150,121	51,606
Effect of foreign exchange rate differences		(7)	—
Cash and cash equivalents, end of period		67,986	93,247

The annexed notes form an integral part of and should be read in conjunction with these Condensed Consolidated Interim Financial Statements

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

1.   General information

 China Ceramics Co., Ltd. (“the Company” or “China Ceramics”) and its subsidiaries (together, “the Group”) manufacture and sell ceramics tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The Group has operations primarily in People’s Republic of China (“PRC”).

The Company is a limited liability company incorporated and domiciled in the British Virgin Islands. The address of its registered office is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

The Company has its primary listing on the Stock Exchange of OTC Bulletin Board.

These condensed consolidated interim financial information are presented in RMB, unless otherwise stated.

This condensed consolidated interim financial information has not been audited; however in the opinion of the Group, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.

Key event

The operational highlight of the period was the acquisition of Jiangxi Hengdali Ceramic Materials Co., Ltd. (“Hengdali”), also a manufacturer of ceramics tiles. Further details are provided in Note 9.

2.   Basis of preparation

This condensed consolidated interim financial information for the six months ended June 30, 2010 has been prepared in accordance with IAS 34, Interim financial reporting . As a result, the condensed interim consolidated financial statements have been prepared in accordance with the same accounting policies as, and should be read in conjunction with, the audited consolidated financial statements on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission, except for the adoption of the following standards as of January 1, 2010:

•	IFRS 3 Business Combinations (Revised 2008)

•	IAS 27 Consolidated and Separate Financial Statements (Revised 2008)

•	Improvements to IFRSs 2009

3.   Significant accounting policies

Significant effects on the current period or prior periods arising from the first-time adoption of the new standards are described below.

The accounting policies have been applied consistently throughout the Group for the purposes of preparation of these condensed interim consolidated financial statements.

3.1	Adoption of IFRS 3 Business Combination (Revised 2008)

The revised standard (IFRS 3R) introduced major changes to the accounting requirements for business combinations. It retains the major features of the purchase method of accounting, now referred to as the acquisition method. The most significant changes in IFRS 3R that had an impact on the Group’s acquisitions in 2010 are as follows:

•	Acquisition-related costs of the combination are recorded as an expense in the income statement. Previously, these costs would have been accounted for as part of the cost of the acquisition.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

3.   Significant accounting policies  – (continued)

•	The assets acquired and liabilities assumed are generally measured at their acquisitions-dated fair values unless IFRS 3R provides an exception and provides specific measurement rules.

•
Any contingent consideration is measured at fair value at the acquisition-date. If the contingent consideration arrangement gives rise to a financial liability, any subsequent changes are generally recognised in profit or loss. Previously, contingent consideration was recognised at the acquisition date only if its payment was probable.

IFRS 3R is applied prospectively by the group to business combinations for which the acquisition date is on or after January 1, 2010. Business combinations for which the acquisition date is before January 1, 2010 have not been restated.

3.2	Adoption of IAS 27 Consolidated and Separate Financial Statements (Revised 2008)

The adoption of IFRS 3R required that the revised IAS 27 (IAS 27R) is adopted at the same time. IAS 27R introduced changes to the accounting requirements for transactions with non-controlling (formerly called “minority”) interests and the loss of control of a subsidiary. Similar to IFRS 3R, the adoption of IAS 27R is applied prospectively. The Group did not have transactions with non-controlling interests in the current period and did not dispose of any of its equity interests in its subsidiaries. Therefore, the adoption of IAS 27R did not have an impact in the current period financial statements.

3.3	Adoption of Improvements to IFRSs 2009 (issued in April 2009)

The Improvements to IFRSs 2009 (“2009 Improvements”) made several minor amendments to IFRSs. The only amendment relevant to the Group relates to IAS 17 Leases . The amendment requires that leases of land are classified as finance or operating applying the general principles of IAS 17. Prior to this amendment, IAS 17 generally required a lease of land to be classified as an operating lease. The Group has reassessed the classification of the land elements of its unexpired leases at January 1, 2010 on the basis of information existing at the inception of those leases and has determined that none of its leases require reclassification.

4.   Restatement to prior year financial statements

In the financial years ended December 31, 2006, 2007 and 2008, the Company recognized cash consideration that Jinjiang Hengda Ceramics Co., Ltd.(“Hengda”), the Group’s operating entity in China, gave to its distributors to promote sales and timely collection as selling and distribution expenses. The Company and its independent auditor revisited the contractual relationship between Hengda and its distributors in 2009. It was determined that the Company has incorrectly applied IAS 18, Revenue , in recognizing this cash consideration as selling and distribution expenses.

IAS 18 requires revenue be measured at the fair value of the consideration received or receivable, which is normally the price specified in the sales contracts taking into account the amount of any trade discounts and volume rebates allowed by the vendors. The Company now believes that revenue should be reduced since the cash considerations Hengda paid to its distributors are a combination of volume rebates and settlement discounts in substance. As a result, the Company restated the comparative revenue, gross profit, and selling and distribution expense figures in the Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2009, and reclassified RMB19.5 million from selling and distribution expenses to sales rebates and discounts (a contra revenue account) to reflect the Company’ revenue at the fair value of the consideration received or receivable for the sales of goods, net of rebates and discounts. This reclassification reduced revenue, gross profit, and selling and distribution expenses by RMB 19.5 million for the six months ended June 30, 2009. There was no effect over the profit attributable to shareholders and earnings per share (basic and diluted).

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

5.   Property, plant and equipment

	Buildings RMB’000	Plant and machinery RMB’000	Motor vehicles RMB’000	Office equipment RMB’000	Total RMB’000
Cost
At January 1, 2010	3,363	157,521	5,136	1,408	167,428
Additions	59,003	47,558	432	226	107,219
Acquisition through business combination	95,226	110,510	796	—	206,532
Disposals	—	(28,464)	—	—	(28,464)
At June 30, 2010	157,592	287,125	6,364	1,634	452,715
Accumulated depreciation
At January 1, 2010	858	99,361	2,282	743	103,244
Depreciation charge	1,373	11,723	187	202	13,485
Disposals	—	(26,827)	—	—	(26,827)
At June 30, 2010	2,231	84,257	2,469	945	89,902
Net book amount
At January 1, 2010	2,505	58,160	2,854	665	64,184
At June 30, 2010	155,361	202,868	3,895	689	362,813

	Buildings RMB’000	Plant and machinery RMB’000	Motor vehicles RMB’000	Office equipment RMB’000	Total RMB’000
Cost
At January 1, 2009	3,363	157,538	5,136	1,365	167,402
Additions	—	361	—	16	377
At June 30, 2009	3,363	157,899	5,136	1,381	167,779
Accumulated depreciation
At January 1, 2009	746	91,935	1,794	755	95,230
Depreciation charge	56	7,485	244	121	7,906
At June 30, 2009	802	99,420	2,038	876	103,136
Net book amount
At January 1, 2009	2,617	65,603	3,342	610	72,172
At June 30, 2009	2,561	58,479	3,098	505	64,643

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

6.   Inventories

	As at
	June 30, 2010 RMB’000	December 31, 2009 RMB’000
Raw material	26,986	15,825
Works in progress	5,172	5,050
Finished goods	120,691	93,783
	152,849	114,658

7.   Share capital

	Number of shares	Ordinary shares RMB’000	Share premium RMB’000	Total RMB’000
Opening balance January 1, 2010	8,950,171	61	507,888	507,949
Issuance of new shares	1,214,127	9	(9)	—
Purchase of warrants	—	—	(6,803)	(6,803)
At June 30, 2010	10,164,298	70	501,076	501,146
Opening balance January 1, 2009	—	0*	—	0*
Arising from reorganisation	—	0*	—	0*
At June 30, 2009	—	0*	—	0*

*	Amount less than RMB 1,000

Pursuant to the acquisition agreement signed between the Group and Mr. Wong Kung Tok, 8,185,763 common shares of China Ceramics were placed in escrow (the “Contingent Shares”) and will be released to Mr. Wong Kung Tok in the events certain future earnings and stock price thresholds are achieved. On May 24, 2010, the Group issued 1,214,127 shares to Mr. Wong Kung Tok based on the audited earning before tax result for the fiscal year 2009.

On May 25, 2010, the Group purchased 996,051 public warrants from four warrant holders (all managed by a single entity) at a price of US$1.00 per warrant in a privately negotiated transaction. The total amount paid to purchase the public warrants was US$996,051 (RMB equivalent 6,804,000) and has been deducted from shareholders’ equity.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

8.   Earnings per share

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the periods. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted net earning per share is based on the assumption that all dilutive warrants were exercised. Dilution is computed by applying the treasury stock method. Under this method, the warrants are assumed to be exercised at the date of the reverse recapitalization, and as if funds obtained thereby were used to purchase common stock at the average market price during the period. The following table presents a reconciliation of basic and diluted earnings per share:

	Six months ended June 30,
	2010	2009
Income (numerator):
Income attributable to holders of ordinary shares (RMB ‘000):	101,711	74,215
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	10,164,298	5,743,320
Plus: incremental weighted average ordinary shares from assumed conversions of warrants using treasury stock method	—	—
Weighted average ordinary shares outstanding used in computing diluted income per share	10,164,298	5,743,320
Earnings per share-basic (RMB)	10.01	12.92
Earnings per share-diluted (RMB)	10.01	12.92

9.   Business combinations

On January 8, 2010, the Group consummated the acquisition of all voting equity interests of Jiangxi Hengdali Ceramic Materials Co., Ltd. (“Hengdali”), a company that manufactures and sells ceramics tiles used for exterior siding and for interior flooring, for a total cash consideration of RMB 185,517,000. The acquisition is intended to increase the Group’s production capacity and reduce cost through economies of scale.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

RMB’000
Purchase consideration
- Cash paid	185,517

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

9.   Business combinations  – (continued)

The assets and liabilities recognised as a result of the acquisition are as follows:

Fair value RMB’000
Cash and cash equivalents	3,822
Property, plant and equipment	206,532
Land use rights	32,439
Inventories	11,473
Receivables	400
Payables	(11,728)
Borrowings	(60,000)
Deferred tax liability	(1,156)
181,782
Goodwill	3,735
185,517
Outflow of cash to acquire business, net of cash acquired, in the six months ended June 30, 2010
- cash consideration	40,133
- cash and cash equivalents in subsidiary acquired	(3,822)
Net cash outflow on acquisition	36,311

A total of RMB 145,384,000 cash consideration was advanced to Hengdali’s former shareholders before December 31, 2009.

The goodwill is attributable to Hengdali’s strong production capacity, foreseeable profitability and synergies expected to arise from the economies of scale after the acquisition. None of the goodwill is expected to be deductible for tax purposes.

The acquired business contributed approximately revenue of RMB 119,406,000 and net profit of RMB 26,146,000 to the Group for the period from January 8, 2010 to June 30, 2010.

The revenue and net profit of the combined group as if the business combination had been completed on January 1, 2010 were approximately RMB 501,413,000 and RMB 101,449,000.

10.  Related-party transactions

Other than the related party information disclosed elsewhere in the consolidated interim financial statements, the following are significant related party transactions entered into between the Group and its related parties at agreed-upon rates during the interim period:

	Six months ended June 30,
	2010 RMB’000	2009 RMB’000
Service fee paid to Stuart Management Co.	287	—

Pursuant to an administrative services agreement dated as of December 1, 2009 between China Ceramics and Stuart Management Co,, an affiliate of Paul K. Kelly, Chairman of the board of directors. China Ceramics will pay US$7,000 a month plus out-of-pocket expenses to Stuart Management Co. for administrative services beginning on December 1, 2009 for a term of one year, and the agreement shall automatically renew for successive one year terms unless either party notifies the other of its intent not to renew.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

11.  Seasonality

The Group’s financial results for any individual quarter are not necessarily indicative of results to be expected for the full year. Interim period revenues and earnings are typically sensitive to regional and local weather, market and in particular, to cyclical variations in construction spending. Typically, sales in the first quarter is the weakest as building construction activity is constrained in the winter months and the Chinese new year period. This is usually followed by a pickup in the second quarter and reaches its peak in the third quarter with warmer weather and increased construction activities. Sales generally slow down in the fourth quarter as weather gets colder.

12.  Subsequent events

On September 1, 2010, the Company completed the exchange of 2,944,904 common shares for a total of 11,779,649 outstanding warrants (approximately 80.9% of the Company’s outstanding warrants). Following the completion of the exchange, the Company has approximately 13,109,202 shares outstanding and 2,774,300 warrants outstanding, each exercisable for one share at an exercise price of $7.50.

All of the terms of the warrants remain in effect and the warrants will expire on November 16, 2012, unless redeemed earlier by the Company pursuant to the terms of the warrants.

 MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a British Virgin Islands limited liability company whose predecessor, China Holdings Acquisitioni Corp. (“CHAC”), was incorporated in Delaware on June 22, 2007 and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that had its principal operations in Asia, with a focus on potential acquisition target in China.

On November 20, 2009, CHAC merged with and into China Ceramics Co., Ltd. (“China Ceramics” and, including China Ceramics’ subsidiaries except where the context implies otherwise, “we,” “our,” and “us”), its wholly owned British Virgin Islands subsidiary, and, pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, China Ceramics acquired all of the outstanding securities of Success Winner Limited (“Success Winner”).

We, through our operating subsidiaries Jinjiang Hengda Ceramics Co., Ltd. (“Hengda” or the “Jinjiang facility”) and Jiangxi Hengdali Ceramic Materials Co., Ltd. (“Hengdali” or the “Gaoan facility”), are a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda”, “HDL” or “Hengdeli” and “TOERTO” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) ultra-thin tiles. Porcelain tiles are our major products and accounted for over 79.4% of our total revenue in 2009. The market for our products has been growing rapidly, due to the increasing demand for construction materials in the PRC attributable to population growth, population urbanization and an increasing standard of living.

We currently have an aggregate annual production capacity of approximately 38 million square meters, and manufacture our five principal product categories using twelve production lines. Each production line is optimized to manufacture specific size ranges to maximize efficiency and output.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the six months ended June 30, 2009 and 2010, and has been prepared based on the consolidated financial statements of China Ceramics Co., Ltd. and our subsidiaries. The consolidated financial statements of China Ceramics Co., Ltd. and our subsidiaries have been prepared in accordance with IFRS which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the International Accounting Standard Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis.

The business combination on November 20, 2009 has been accounted for as a reverse recapitalization. The acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity. Prior to the acquisition, we had no operating business. Accordingly, the acquisition does not constitute a business combination for accounting purposes and is accounted for as a capital transaction. That is, the transaction is in substance a reverse recapitalization, equivalent to the issuance of equity interests by Success Winner for the net monetary assets of China Ceramics accompanied by a recapitalization. The consolidated financial statements are a continuation of the financial statements of Success Winner. The assets and liabilities of China Ceramics are recognized at their carrying amounts at the date of acquisition with a corresponding credit to the consolidated equity and no goodwill or other intangible assets are recognized. The equity of the combined entity recognized at the date of acquisition represents the equity balances of Success Winner together with the deemed proceeds from the reverse recapitalization determined as described above. However, the equity structure presented in the consolidated financial statements (number and values of equity instruments issued) reflects the equity structure of the legal parent, China Ceramics. Costs directly attributable to the transaction have been debited to equity to the extent of net monetary assets received.

Results of Operations

The following table sets forth our financial results for the six months ended June 30, 2009 and 2010.

	Six Months Ended June 30,
RMB (‘000)	2009	2010
	(Unaudited)	(Unaudited)
Revenue	380,247	501,413
Cost of sales	(273,900)	(347,299)
Gross profit	106,347	154,114
Other income	1,271	272
Selling and distribution expenses	(3,174)	(2,994)
Administrative expenses	(4,832)	(11,758)
Merger costs	—	—
Finance costs	(417)	(2,974)
Profit before taxation	99,195	136,660
Income tax expense	(24,980)	(34,949)
Profit attributable to shareholders	74,215	101,711

Description of Selected Income Statement Items

Revenue.   We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and ultra-thin tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. In addition, we have observed lower sales between the months of January to March. This is because property developing activities are low due to the effects of cold weather and the PRC Spring Festival.

Cost of sales.   Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

The most significant factors that directly or indirectly affect our cost of sales are as follows:

•	Availability and price of clay; and

•	Availability and price of coal.

Clay is a key material for making ceramic tiles, and accounted for approximately 27.3% of our cost of sales in the first six months of 2010. The average price of clay increased 17% from approximately RMB 257 per ton in the six months ended June 30, 2009 to approximately RMB 301 per ton in the six months ended June 30, 2010. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay production areas in China and clay supply is stable and sufficient for our production and planned production.

Coal is another key material for making ceramic tiles on the natural gas conversion for the firing process. Coal accounted for approximately 20.1% of our cost of sales in the first six months of 2010. We have long-term relationships with our coal suppliers. Prices of coal have experienced fluctuations in the past few years. The average price for coal was approximately RMB 936 per ton in the six months ended June 30, 2009, compared to approximately RMB 1,081 per ton in the six months ended June 30, 2010.

Other income.   Other income consists of sales of waste parts such as the exhausted metals, gears and transportation belts from equipment and moldings.

Selling and distribution expenses.   Selling and distribution expenses consist of payroll, traveling expenses, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses.   Administrative expenses consist primarily of employee remuneration, payroll taxes and benefits, general office expenses and depreciation. We expect administrative expenses to continue to increase in absolute amounts. We also incur additional expenses related to costs of compliance with securities laws and other regulations, including audit and legal fees and investor relations expenses.

Merger costs.   Merger costs of RMB 26.4 million refer to the transaction costs incurred by Success Winner during the reverse recapitalization transaction that exceeded the net monetary assets received. For accounting purposes, we treat these costs as the costs Success Winner paid to obtain a public listing in the United States.

Finance Costs.   Finance costs consist of interest expense on bank loans.

Income taxes.   Income taxes for the years ended June 30, 2010 and 2009 were RMB 34.9 million and RMB 25.0 million, respectively. The increase in PRC taxes paid was primarily due to the increase in assessable profits of our subsidiaries in the PRC as a result of business expansion and revenue growth.

According to the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises and as approved by relevant PRC tax authorities, Hengda, a foreign-invested enterprise, was exempt from the PRC corporate income tax for its first two profitable years, which were 2004 and 2005. Thereafter, it was entitled to a 50% reduction in the PRC corporate income tax for the subsequent three years. Pursuant to the PRC Corporate Income Tax Law and its Implementation Rules effective from January 1, 2008, and the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax and its implementation rules, in the fiscal year of 2008, the applicable tax rate for us was 12.5%, and the effective tax rate became 25% from January 1, 2009. The effective tax rate continues to be 25% in 2010.

Comparison of six months ended June 30, 2010 and June 30, 2009

Revenue.   The following table sets forth the breakdown of revenue, by product segment, for the six months ended June 30, 2009 and 2010:

	June 30,
Revenue RMB (‘000)	2009	%	2010	%
	(Unaudited)		(Unaudited)
Porcelain	303,665	79.9%	382,739	76.3%
Glazed Porcelain	13,943	3.7%	23,407	4.7%
Glazed	40,825	10.7%	50,565	10.1%
Rustic	17,465	4.6%	27,043	5.4%
Ultra-thin	4,349	1.1%	17,659	3.5%
Total	380,247	100.0%	501,413	100.0%

Revenue grew by RMB 121.2 million ($17.8 million), or 31.9%, to RMB 501.4 million ($73.4 million) in the six months ended June 30, 2010, from RMB 380.2 million ($55.6 million) for the six months ended June 30, 2009. The average selling price for ceramic tiles increased by 5.3% to RMB 25.8 ($3.8) per square meter for the six months ended June 30, 2010 from an average selling price of RMB 24.3 ($3.6) per square meter for the six months ended June 30, 2009, and sales volume increased by 3.7 million square meters to approximately 19.4 million square meters for the six months ended June 30, 2010 from 15.7 million square meters for the same period in 2009.

Porcelain tiles .   Revenue from porcelain tiles increased 26.0% from RMB 303.7 million ($44.4 million) for the six months ended June 30, 2009 to RMB 382.7 million ($56.0 million) for the same period in 2010. The increase was primarily due to the high demand for porcelain tiles in China and our increased capacity due to the acquisition of Hengdali. Porcelain tiles for exterior walls are our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles ..   Revenue from glazed porcelain tiles increased 68.3% from approximately RMB 13.9 million ($2.0 million) for the six months ended June 30, 2009 to RMB 23.4 million ($3.4 million) for the same period in 2010. Glazed porcelain tiles are a relatively new product (introduced in 2006) and the demand for this product has been strong.

Glazed tiles .   Revenue from glazed tiles increased 24.0% from RMB 40.8 million ($6.0 million) for the six months ended June 30, 2009 to RMB 50.6 million ($7.4 million) for the same period in 2010. The selling price and sales volumes increased in the six months ended June 30, 2010 compared to the same period in 2009. Glazed tiles have a lower selling price than our other products.

Rustic tiles .   Revenue from rustic tiles increased 54.3% from RMB 17.5 million ($2.6 million) for the six months ended June 30, 2009 to RMB 27.0 million ($4.0 million) for the same period in 2010 due to an increase in sales volume.

Ultra-thin tiles .   Revenue from ultra-thin tiles increased 311.6% from RMB 4.3 million ($0.6 million) for the six months ended June 30, 2009 to RMB 17.7 million ($2.6 million) for the same period in 2010. Sales volume of ultra-thin tiles grew from 179,280 square meters for the six months ended June 30, 2009 to 630,482 square meters for the same period in 2010. Ultra-thin tiles are a new product and were commercialized in May 2008. As the demand for this type of product is strong, ultra-thin tiles are expected to become a larger portion of our product mix.

Cost of sales.   The following table sets forth the breakdown of cost of sales, by product segment, for the six months ended June 30, 2009 and 2010:

	Six Months Ended June 30,
Cost of sales RMB (‘000)	2009	%	2010	%
	(Unaudited)		(Unaudited)
Porcelain	213,461	77.9%	257,727	74.2%
Glazed Porcelain	10,547	3.9%	18,010	5.2%
Glazed	36,329	13.3%	44,244	12.7%
Rustic	11,210	4.1%	17,741	5.1%
Ultra-thin	2,353	0.9%	9,576	2.8%
Total	273,900	100.0%	347,299	100.0%

Cost of sales was RMB 347.3 million ($50.8 million) for the six months ended June 30, 2010 compared to RMB 273.9 million ($40.0 million) for the same period in 2009, representing an increase of RMB 73.4 million ($10.8 million), or 26.8%. The increase in cost of sales was primarily due to higher sales volume and an increase in the price of raw materials. For example, the price of clay increased from approximately RMB 257 ($37.6) per ton in the six months ended June 30, 2009 to approximately RMB 301 ($44.0) per ton in the six months ended June 30, 2010, and the price of coal increased from approximately RMB 936 ($136.8) per ton in the six months ended June 30, 2009 to approximately RMB 1,081 ($158.2) per ton in the six months ended June 30, 2010.

Gross profit.   The following table sets forth the breakdown of our gross profit and gross profit margin, by product segment, for the six months ended June 30, 2009 and 2010:

	Six Months Ended June 30,
	2009		2010
RMB (‘000)	Gross profit	Profit Margin	Gross Profit	Profit Margin
	(Unaudited)		(Unaudited)
Porcelain	90,204	29.7%	125,012	32.7%
Glazed Porcelain	3,396	24.4%	5,397	23.1%
Glazed	4,496	11.0%	6,321	12.5%
Rustic	6,255	35.8%	9,302	34.4%
Ultra-thin	1,996	45.9%	8,083	45.8%
All products	106,347	28.0%	154,115	30.7%

Our gross profit increased 45.0% from RMB 106.3 million for the six months ended June 30, 2009 to RMB 154.1 million ($22.5 million) for the same period in 2010. Gross profit margin percentage increased from 28.0% for the six months ended June 30, 2009 to 30.7% for the same period in 2010.

Porcelain tiles .   Gross profit for porcelain tiles increased 38.6% from RMB 90.2 million ($13.2 million) for the six months ended June 30, 2009 to RMB 125.0 million ($18.3 million) for the same period in 2010. Our gross profit margin was 32.7% for the six months ended June 30, 2010 compared to 29.7% for the same period in 2009. The increase in gross margin was due to the increase in selling prices since the second half of 2009.

Glazed porcelain tiles ..   Gross profit for glazed porcelain tiles increased 58.8% from approximately RMB 3.4 million ($0.5 million) for the six months ended June 30, 2009 to RMB 5.4 million ($0.8 million) for the same period in 2010. Gross profit margin was 23.1% for the six months ended June 30, 2010 compared to 24.4% for the same period in 2009. The decrease in gross margin was due to increased raw material prices (which are made using some different materials than our porcelain tiles).

Glazed tiles .   Gross profit for glazed tiles increased 40.0% from RMB 4.5 million ($0.7 million) for the six months ended June 30, 2009 to RMB 6.3 million ($0.9 million) for the same period in 2010. Gross profit margin was 12.5% for the six months ended June 30, 2010 compared to 11.0% for the same period in 2009. The increase in gross margin was mostly driven by the growth in selling prices since the second half of 2009 and the increase in sales volume.

Rustic tiles .   Gross profit for rustic tiles increased 47.6% from RMB 6.3 million ($0.9 million) for the six months ended June 30, 2009 to RMB 9.3 million ($1.4 million) for the same period in 2010. Gross profit margin decreased 1.4% from 35.8% for the six months ended June 30, 2009 to 34.4% for the same period in 2010. The decrease in gross margin was mostly driven by the increase of the raw material prices.

Ultra-thin tiles .   Gross profit for ultra-thin tiles increased 305.0% from RMB 2.0 million ($0.3 million) for the six months ended June 30, 2009 to RMB 8.1 million ($1.2 million) for the six months ended June 30, 2010. Ultra-thin tiles were a new product line which began production in June 2008.

Other income.   Other income declined 78.6% from RMB 1.3 million ($0.2 million) for the six months ended June 30, 2009 to RMB 0.3 million ($0.04 million) for the same period in 2010. Other income mainly consist of the sale of waste parts such as the exhausted metals, gears and transportation belts from equipment and moldings of RMB 1.2 million ($0.2 million) in 2009.

Selling and distribution expenses.   Selling and distribution expenses were RMB 3.2 million ($0.5 million) for the six months ended June 30, 2009 compared to RMB 3.0 million ($0.4 million) for the same period in 2010, representing a decrease of RMB 0.2 million ($0.1 million) or 6.3%. The decrease was mainly attributable to decreased shipping expenses of RMB 1.2 million ($0.18 million) resulting from customers collecting products directly from the company’s facilities rather than having them shipped.

Administrative expenses.   Administrative expenses were RMB 4.8 million ($0.7 million) for the six months ended June 30, 2009, compared to RMB 11.8 million ($1.7 million) for the same period in 2010, representing an increase of RMB 7.0 million ($1.0 million), or 145.8%. The year-over-year increase in administrative expenses resulted mainly from amortization of RMB 1.2 million ($180,000) and depreciation of RMB 1.2 million ($180,000) and pre-operating expenses of RMB 5.2 million ($760,000) incurred at the newly acquired Hengdali as well as legal and other expenses related to our status as a public company.

Finance costs.   Finance costs increased 650.0% from RMB 0.4 million ($0.06 million) for the six months ended June 30, 2009 to RMB 3.0 million ($0.4 million) for the same period in 2010. The increase of interest expenses for the six months ended June 30, 2010 was mainly due to an increase in bank loans.

Profit before taxation.    Profit before taxation increased 37.8% from RMB 99.2 million ($14.5 million) for the six months ended June 30, 2009 to RMB 136.7 million ($20.0 million) for the same period in 2010. The increase of the profit before taxation was mainly due to the increase of sales volume of products produced from our new Hengdali facility.

Income taxes.    We incurred an income tax expense of RMB 25.0 million ($3.7 million) for the six months ended June 30, 2009 compared to RMB 34.9 million ($5.1 million) for the same period in 2010, representing an increase of RMB 9.9 million ($1.4 million) or 39.6%, mainly due to the increase in profit before taxation for the six months ended June 30, 2010. Our effective enterprise income tax rate was 25.0% for the six months ended June 30, 2009 and 2010.

Profit attributable to shareholders.   Profit attributable to shareholders increased by 37.1% from RMB 74.2 million ($10.8 million) for the six months ended June 30, 2009 to the RMB 101.7 million ($14.9 million) for the same period in 2010 as a result of the factors described above.

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the six months ended June 30, 2009 and 2010:

	Six Months Ended June 30,
RMB (‘000)	2009	2010
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	42,140	47,074
Net cash used in investing activities	(243)	(140,599)
Net cash (used in)/provided by financing activities	(256)	(11,397)
Net cash flow	41,641	(82,128)
Cash and cash equivalents at beginning of year	51,606	150,121
Effect of foreign exchange rate differences	—	(7)
Cash and cash equivalents at end of year	93,247	67,986

We have historically financed our liquidity requirements mainly through operating cash flow and short-term bank loans.

Cash flows from operating activities.   Our net cash inflow provided by operating activities was RMB 47.1 million for the six months ended June 30, 2010, an increase of RMB 5.0 million, or 11.9% from the RMB 42.1 million net cash provided by operating activities for the same period in 2009. Our net cash flow provided by operating activities for the six months ended June 30, 2010 was primarily attributable to profit before tax of RMB 136.7 million, an increase in inventories of RMB 26.7 million, an increase in trade payables of RMB 32.0 million due to increased procurement from suppliers, increase in trade receivables of RMB 67.3 million, and taxes paid of RMB 31.3 million. Trade receivables increased due to an increase in product deliveries to our distributors. Accrued liabilities and other payables decreased by RMB 12.4 million because certain sales discount payable from 2009 were paid in the first half of 2010.

Cash flows from investing activities.   Our cash flows provided by/used in investing activities were primarily payments related to the acquisition/sale of property, plant and equipment and interest.

Net cash used in investing activities in the six months ended June 30, 2009 was RMB 0.2 million, compared to RMB 140.6 million of net cash outflow used in investing activities in the same period of 2010. The increase was mainly due to an increase in acquisition of property, plant and equipment for the final stage of phase I construction and the initial stage of phase II construction of the Hengdali facility and for improvements at the Hengda facility, which led to capital expenditures of RMB 106.3 million during the first six months of 2010.

Cash flows from financing activities.   Net cash generated in financing activities was RMB 0.3 million for the six months ended June 30, 2009, as compared to approximately RMB 11.4 million cash provided by financing activities in the same period of 2010.

Inventory and Accounts Receivable.   Our inventory turnover rate grew to 2.57 times for the six months ended June 30, 2010, because the rate of our delivery of products increased. Based on our historical experience, we believe that the value of our current inventories is realizable.

The average number of days in which we received payment on our trade receivables was 102 days for the year ended December 31, 2009 and grew to 109 days as of June 30, 2010 due to an increase in sales to customers in the second quarter of 2010. Based on our historical experience, we believe that our trade receivables are collectable.

The major sources of our liquidity for the six months ended June 30, 2010 were cash generated from operations and short term borrowings. We do not use off-balance sheet financing as a source of liquidity or for other financing purposes.

Our working capital was RMB 237.3 million at June 30, 2010 as compared to RMB 440.7 million at December 31, 2009, which was primarily due to a decrease in prepayment for the acquisition of Hengdali for RMB 149.0 million and capital expenditures of RMB 106.3 million during the first six months of 2010.

Cash and bank balances were RMB 68.0 million as of June 30, 2010, as compared to RMB 150.1 million at December 31, 2009.

As of June 30, 2010, our total outstanding bank loans (both short-terms loans and long-term loans) amounted to RMB 104.7 million with interest rates in the range of 4.85% to 6.11% per annum and maturity dates in the range of September 4, 2010 to September 19, 2013.

Operating lease commitments totaled RMB 55.8 million as of June 30, 2010.

In our opinion, our working capital, including our cash, income and cash flows from operations, and financing from certain investors of Hengdali, is sufficient for our present requirements.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

Inventory Management

Our inventory is comprised of raw materials purchased from our suppliers located in Fujian, Guangdong and Jiangxi Provinces. The inventory comprised mainly of clay, coal, colorings, and glazing materials.

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. Our inventory turnover based on the year-end closing inventory balances for the six months ended June 30, 2009 and 2010 are as follows:

	Six Months Ended June 30,
	2009	2010
	(Unaudited)	(Unaudited)
Inventories (RMB ‘000)	107,845	152,849
Inventory turnover (days) (1)	79	70

(1)	The average inventory turnover is computed based on the formula: (simple average of the opening and closing inventories balance in a financial year / cost of goods sold) × 365 days.

There was no provision for inventory obsolescence, inventory written off or inventory written down to net realizable value in the last three years ended December 31, 2009.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers; credit terms can vary from customer to customer. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a goods return policy.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, we will usually request a deposit of RMB 400,000 from new distributors upon signing a distributorship agreement.

Our average trade receivables’ turnover days during the six months ended June 30, 2009 and 2010 were as follows:

	Six Months Ended June 30,
	2009	2010
	(Unaudited)	(Unaudited)
Trade receivables (RMB ‘000)	251,664	338,120
Trade receivables turnover (days) (1)	106	93

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average of the opening and closing trade receivables balance in a financial year / revenue) × 365 days.

Credit terms from our suppliers

Our suppliers typically extend credit periods of three to five months for our purchases of clay while our suppliers for the other materials including coloring, glazing and packaging generally extend a credit period of approximately three to six months and coal suppliers generally extend us credit periods of about one month.

Our average trade and bills payables’ turnover days during the six months ended June 30, 2009 and 2010 were as follows:

	Six Months Ended June 30,
	2009	2010
	(Unaudited)	(Unaudited)
Trade payables (RMB ‘000)	94,847	169,770
Trade payables turnover (days) (1)	122	118

(1)
The average trade payables’ turnover is computed based on the formula: (simple average of the opening and closing trade balances in a financial year / purchases of raw materials and outsourcing services) × 365 days.

Trade payables turnover was 118 days as of June 30, 2010 compared with 97 days as of December 31, 2009. The increase in the trade payables turnover resulted from production outsourcing arrangements with the Company’s Original Equipment Manufacturer in the second quarter of 2010. The use of manufacturing outsourcing was necessary to meet strong demand for our products which exceeded our current capacity despite the additional production from Hengdali which already significantly increased our manufacturing capacity in the first quarter of 2010.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment. Capital expenditures on property, plant and equipment was RMB 106.3 million ($15.6 million) for the six months ended June 30, 2010 compared to RMB 0.4 million ($0.06 million) for the same period in 2009. In the six months ended June 30, 2010, we invested RMB 32.8 million ($4.8 million) to replace and improve older manufacturing equipment at the Hengda facility. The enhancement of production lines is expected to increase annual capacity at the Hengda facility to 32.2 million square meters of ceramic tiles by the end of 2010 from 28 million square meters per year. In the six months ended June 30, 2010, we invested RMB 30.3 million ($4.4 million) to complete Phase I of the Hengdali facility expansion. The capital expenditures for phase II of the Hengdali facility expansion is expected to be approximately RMB 136.4 million ($20 million) in 2010. The completion of phase II construction at the Hengdali facility is expected to increase capacity to 24 million square meters of ceramic tiles by the end of 2010. As a result, we expect to have total capacity of approximately 56.2 million square meters by the end of 2010 and to incur total capital expenditure of approximately $41.6 million in 2010, of which $15.6 million has been spent in the first half (all of which was spent in the second quarter) of 2010.

In connection with the phase II and phase III construction of the Hengdali facility and the enhancement of the Hengda facility, we expect to incur capital expenditures in excess of RMB 484.8 million ($71.3 million) from 2010 to 2011, which includes the RMB 106.3 million ($15.6 million) incurred during the six months ended June 30, 2010.

Contractual Obligations

Our contractual obligations consist mainly of short-term debt obligations and operating lease obligations. The following table sets forth a breakdown of our contractual obligations as of June 30, 2010:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(RMB in Thousands)
Short-term debt obligations (1)	69,700	69,700	—	—	—
Long-term debt obligations (1)	35,000	—	25,000	10,000	—
Operating lease obligations (2)	55,834	14,984	21,300	19,550	—
Total	160,534	84,684	46,300	29,550	—

(1)	attributed to bank loans.

(2)	includes lease obligations for our offices, dormitories, plants, stacks and warehouses.

The following table sets forth further details regarding our loans outstanding as of June 30, 2010:

Short-term debt obligations:	Amount of loans	Interest rates (p.a)
Agricultural Bank of China	RMB 20 million	6.1065%
China Citic Bank	RMB 44.7 million	4.8600% to 6.1065%

Long-term debt obligations:	Amount of loans	Interest rates (p.a)
Agricultural Bank of China (1)	RMB 40 million	6.1065%

(1)	The term of the long-term debt obligation to Agricultural Bank of China is one to three years.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Restatement to Prior Year Financial Statements

In the financial years ended December 31, 2006, 2007 and 2008, we recognized cash consideration that Hengda gave to its distributors to promote sales and timely collection as selling and distribution expenses. We and our independent auditor revisited the contractual relationship between Hengda and its distributors in 2009. It was determined that we have incorrectly applied IAS 18, Revenue in recognizing this cash consideration as selling and distribution expenses.

IAS 18 requires revenue be measured at the fair value of the consideration received or receivable, which is normally the price specified in the sales contracts taking into account the amount of any trade discounts and volume rebates allowed by the vendors. We now believe that revenue should be reduced since the cash considerations Hengda paid to its distributors are a combination of volume rebates and settlement discounts in substance. As a result, we restated the comparative revenue, gross profit, and selling and distribution expense figures in the Statements of Comprehensive Income for the financial years ended December 31, 2007 and 2008, and reclassified RMB 32,107,000 and RMB 39,388,000 from selling and distribution expenses to sales rebates and discounts (a contra revenue account) to reflect our revenue at the fair value of the consideration received or receivable for the sales of goods, net of rebates and discounts. This reclassification reduced revenue, gross profit, and selling and distribution expenses by RMB 32,107,000 and RMB 39,388,000 for the financial years of 2007 and 2008, respectively. There was no effect over the profit attributable to shareholders and earnings per share (basic and diluted).

Critical Accounting Policies and Judgment

Our consolidated financial statements are prepared in accordance with IFRS including related interpretations as issued by IASB, and have been consistently applied throughout the years ended December 31, 2007, 2008, and 2009. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

Critical Accounting Estimates and Assumptions

Depreciation of Property, Plant and Equipment

Changes in expected level of usage and technological developments could impact the economic useful lives and the residual values of property, plants and equipment, therefore future depreciation charges could be revised.

Income Tax

We recognize liabilities for expected taxes based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Impairment of trade receivables

We assess the collectability of trade receivables, which estimate is based on the credit history of our customers and the current market condition. Management assesses the collectability of trade receivables at the balance sheet date and makes provision for non-collectability, if any.

Net realizable value of inventories

Net realization value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of various market factors.

Critical judgments in applying the entity’s accounting policies

Accounting for the Success Winner Acquisition

We have accounted for the acquisition of Success Winner as a reverse recapitalization. Our management believes the acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity through 1) the owner’s majority shareholder interest in the combined entity immediately after the acquisition, 2) his significant representation on the Board of Directors and 3) Success Winner’s management being named to all the senior executive positions.

Prior to the acquisition, China Ceramics had no operating business. Accordingly, our management believes the acquisition does not constitute a business combination and treats it as a capital transaction for accounting purposes.

Accounting for the equity-settled share-based payment to financial advisors

The management has measured its equity-settled share-based payment to some financial advisors indirectly at the cost of the equity instruments granted as the fair value of the services could not be estimated reliably.

The management believes this equity-settled share-based payment, together with the audit, legal and consulting fees incurred for China Ceramics’ acquisition of Success Winner, were all incremental transaction costs directly related to the reverse recapitalization transaction and has charged these costs directly to equity to the extent of net monetary assets received and charged the incremental transaction costs in excess of the net monetary assets received to expense.

Determining the date when China Ceramics obtained control of Hengdali

The management has regarded January 8, 2010, the date when the registration and business license was officially transferred to us from Hengdali’s former shareholders and when we appointed an executive officer to take over control of Hengdali’s operating and financing activities, as the date we obtained control of Hengdali.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements.

Foreign Currency Fluctuations

We currently do not have any foreign exchange exposure as our sales and purchases are predominantly denominated in RMB. However, in the future, a proportion of our sales may be denominated in other currencies as we expand into overseas markets. In such circumstances, we may be subject to foreign currency fluctuations in the future.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. Provided it is probable that the economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

•
Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

•	Interest income is recognized on a time-proportion basis using the effective interest method.

Inventories

Inventories are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and applicable selling expenses.

Cost is determined using the weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labor and an appropriate proportion of overhead.

Property, plant and equipment

Buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease, and other items of plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Buildings held under leasing agreements are depreciated over their expected useful lives of 40 years.

Depreciation on other assets is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Renovation	10%
Plant and machinery	10% – 20%
Motor vehicles	10%
Office equipment	10% – 20%

The assets’ residual values, depreciation methods and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

The gain or loss arising on retirement or disposal is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss. Any revaluation surplus remaining in equity is transferred to retained earnings on the disposal of land and building.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably. All other costs, such as repairs and maintenance, are charged to profit or loss during the financial period in which they are incurred.

Financial assets

Our accounting policies for financial assets are set out below.

Financial assets are classified into the following category: loans and receivables.

Management determines the classification of our financial assets at initial recognition depending on the purpose for which the financial assets were acquired and where allowed and appropriate, re-evaluates this designation at every reporting date.

All financial assets are recognized when, and only when, we become a party to the contractual provisions of the instrument. Regular way purchases of financial assets are recognized on trade date. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred.

At each reporting date, financial assets are reviewed to assess whether there is objective evidence of impairment. If any such evidence exists, impairment loss is determined and recognized based on the classification of the financial asset.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are subsequently measured at amortized cost using the effective interest method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction cost.

Impairment of financial assets

At each reporting date, financial assets are reviewed to determine whether there is any objective evidence of impairment. Objective evidence of impairment of individual financial assets includes observable data that comes to our attention about one or more of the following loss events:

•	Significant financial difficulty of the debtor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	It becoming probable that the debtor will enter bankruptcy or other financial reorganization;

•	Significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, the impairment loss is measured and recognized as follows:

(i)	Financial assets carried at amortized cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The amount of the loss is recognized in profit or loss of the period in which the impairment occurs.

If, in subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that it does not result in a carrying amount of the financial asset exceeding what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal is recognized in profit or loss of the period in which the reversal occurs.

For financial assets other than trade receivables that are stated at amortized cost, impairment losses are written off against the corresponding assets directly. Where the recovery of trade receivables is considered doubtful but not remote, the impairment losses for doubtful receivables are recorded using an allowance account. When we are satisfied that recovery of trade receivables is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account in respect of that receivable are reversed.

Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

Financial liabilities

Our financial liabilities include bank loans, trade and other payables and accrued liabilities. They are included in line items in the statement of financial position as borrowings under current or non-current liabilities, accrued liabilities or trade and other payables.

Financial liabilities are recognized when we become a party to the contractual provisions of the instrument. All interest related charges are recognized in accordance with our accounting policy for borrowing costs.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognized in profit or loss.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 4, 2011

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer